

September 26, 2017

Jan Moller Mikkelsen
President, Chief Executive Officer
Ascendis Pharma A/S
Tuborg Boulevard 5
DK-2900 Hellerup, Denmark

>   **Re: Ascendis Pharma A/S**
>   **Form 20-F for the Fiscal Year Ended December 31, 2016**
>   **Filed March 22, 2017**
>   **File No. 001-36815**

Dear Mr. Mikkelsen:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 20-F for year ended December 31, 2016

Business Overview
TransCon product candidate pipeline, page 61

1.   We note that the product candidate pipeline chart on your website indicates that you have completed Phase 2 clinical trials for TransCon hGH for the treatment of adult growth hormone deficiency. However, we note that you have not separately listed pediatric and adult growth hormone deficiency as indications in your pipeline chart in the Form 20-F and you do not provide any disclosure about your completed clinical trials for adults. With a view toward disclosure in future filings, please tell us why you do not include disclosure about TransCon hGH for adult growth hormone deficiency and your future development plans for this product candidate.

Consolidated Statements of Financial Position, page F-4

2.   Tell us why you present retained earnings when you are incurring losses and why you do not present share premium separate from retained earnings and share capital for capital increases.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Frank Wyman at (202) 551-3660 or Lisa Vanjoske at (202) 551-3614, if you have questions regarding comments on the financial statements and related matters. Please contact Irene Paik at (202) 551-6553 or Erin Jaskot at (202) 551-3442 with any other questions.

Division of Corporation Finance
Office of Healthcare & Insurance